U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BMO Exchange Traded Funds

Address of Principal Business Office:

BMO Exchange Traded Funds

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

Telephone Number (including area code): 800-236-3863

Name and Address of Agent for Service of Process:

Corporation Service Company

2711 Centerville Road #400

Wilmington, Delaware 19808

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [    ] No [X]

OTHER INFORMATION

In addition to completing the cover page, a Registrant must complete the following items unless it has indicated on the cover page that it is filing the registration statement required pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Item 1.  Exact Name of Registrant

BMO Exchange Traded Funds

Item 2.  Name of state under the laws of which Registrant was organized or created and the date of such organization or creation.

The Registrant was created on June 30, 2015, pursuant to the laws of Delaware.

Item 3.  Form of organization of Registrant (for example, corporation, partnership, trust, joint stock company, association fund).

The Registrant is a trust.

Item 4.  Classification of Registrant (face-amount certificate company, unit investment trust, or management company).

The Registrant is a management company.

Item 5.  If Registrant is a management company:

(a)	state whether Registrant is a “closed-end” company or an “open-end” company;

(b)	state whether Registrant is registering as a “diversified” company or a “non-diversified” company (read instruction 4(i) carefully before replying.

The Registrant is a non-diversified open-end company.

Item 6.  Name and address of each investment adviser of Registrant.

BMO Asset Management Corp.

111 East Kilbourn Avenue, Suite 200

Milwaukee, WI 53202

Item 7.  If Registrant is an investment company having a board of directors, state the name and address of each officer and director of Registrant.

John M. Blaser

Sole Initial Trustee and President

111 East Kilbourn Avenue, Suite 200

Milwaukee, WI 53202

Timothy Bonin

Treasurer

111 East Kilbourn Avenue, Suite 200

Milwaukee, WI 53202

Brett Black

Chief Compliance Officer

111 East Kilbourn Avenue, Suite 200

Milwaukee, WI 53202

Michael J. Murphy

Secretary

111 East Kilbourn Avenue, Suite 200

Milwaukee, WI 53202

At its organizational meeting, the Registrant proposes to appoint six independent trustees.

Item 8.  If Registrant is an unincorporated investment company not having a board of directors:

Not Applicable.

Item 9.

(a)	State whether Registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)	If Registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether Registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d)	State whether Registrant has any securities currently issued and outstanding (yes or no).

No.

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of Registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of Registrant’s outstanding voting securities.

Not Applicable.

Item 10.  State the current value of Registrant’s total assets.

None.

Item 11.  State whether Registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.  Attach as an exhibit a copy of the Registrant’s last regular periodic report to its security holders, if any.

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 30th day of November, 2017.

BMO Exchange Traded Funds

By:	/s/ John M. Blaser
John M. Blaser
Sole Trustee

Attest:	/s/ Michael J. Murphy
Michael J. Murphy
Secretary

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